UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                                Insilco Corporation
                                 (Name of Issuer)

                     Common Stock (Par Value $.001 Per Share)
                          (Title of Class of Securities)

                                    457659704
                                  (CUSIP Number)


                             David J. Greenwald, Esq.
                               Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY  10004
                                  (212) 902-1000



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                  August 12, 1997
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.






         CUSIP NO. 457659704



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Water Street Corporate Recovery Fund I, L.P.

         2.   Check the Appropriate Box if a Member of a Group

                                                    (a)  /  /

                                                    (b)  /  /

         3.   SEC Use Only

         4.   Source of Funds

              OO; WC

         5.   Check Box if Disclosure of Legal Proceedings is
              Required Pursuant to Items 2(d) or 2(e)
                                                         /  /

         6.   Citizenship or place of Organization

              Delaware

              Number of    7    Sole Voting Power
               Shares             -0-
            Beneficially   8    Shared Voting Power
              Owned By            1,847,878
                Each       9    Sole Dispositive Power
              Reporting           -0-
               Person      10   Shared Dispositive Power
                With
                                  1,847,878
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              1,847,878
         12.  Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                    /  /

         13.  Percent of Class Represented by Amount in Row (11)

              47.2%
         14.  Type of Reporting Person

              PN


                                PAGE 2 of 9 PAGES






         CUSIP NO. 457659704



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              The Goldman Sachs Group, L.P.

         2.   Check the Appropriate Box if a Member of a Group

                                                    (a)  /  /

                                                    (b)  /  /

         3.   SEC Use Only

         4.   Source of Funds

              WC

         5.   Check Box if Disclosure of Legal Proceedings is
              Required Pursuant to Items 2(d) or 2(e)
                                                         /  /

         6.   Citizenship or place of Organization

              Delaware

              Number of    7    Sole Voting Power
               Shares             334
            Beneficially   8    Shared Voting Power
              Owned By            1,847,878
                Each       9    Sole Dispositive Power
              Reporting           334
               Person      10   Shared Dispositive Power
                With
                                  1,847,878
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              1,848,212
         12.  Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                    /  /

         13.  Percent of Class Represented by Amount in Row (11)

              47.2%
         14.  Type of Reporting Person

              HC; PN


                                PAGE 3 of 9 PAGES






         CUSIP NO. 457659704



         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Goldman, Sachs & Co.

         2.   Check the Appropriate Box if a Member of a Group

                                                    (a)  /  /

                                                    (b)  /  /

         3.   SEC Use Only

         4.   Source of Funds

              WC

         5.   Check Box if Disclosure of Legal Proceedings is
              Required Pursuant to Items 2(d) or 2(e)
                                                         /X/

         6.   Citizenship or place of Organization

              Delaware

              Number of    7    Sole Voting Power
               Shares             -0-
            Beneficially   8    Shared Voting Power
              Owned By            1,847,878
                Each       9    Sole Dispositive Power
              Reporting           -0-
               Person      10   Shared Dispositive Power
                With
                                  1,847,878
         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              1,847,878
         12.  Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares
                                                    /  /

         13.  Percent of Class Represented by Amount in Row (11)

              47.2%
         14.  Type of Reporting Person

              BD; PN; IA


                                PAGE 4 of 9 PAGES







                              AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                              INSILCO CORPORATION


                   Water Street Corporate Recovery Fund I, L.P.
         ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Per-sons")* hereby file this Amendment No. 7 (this "Amendment No. 7") to the statement on Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 6 thereto dated July 23, 1997 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not other-wise defined herein shall have the same meanings as those set forth in the Schedule 13D.

                   This Amendment No. 7 is being filed to report a decrease in the number of, and increase in the percentage of, the outstanding shares of Common Stock beneficially owned by the Reporting Persons, which change resulted from the consum-mation of the Company's Offer and the tender and sale of 1,213,422 shares of Common Stock by Water Street to the Com-pany in connection therewith.

         ITEM 4.  PURPOSE OF TRANSACTION.

                   Item 4 is hereby amended as follows:

                   On August 11, 1997, the Company, by letter to Water Street, agreed to waive the provision in the Water Street Purchase Agreement that limited the number of shares of Com-mon Stock that Water Street could tender in the Offer to allow for the tender of additional shares by Water Street in excess of 960,577 shares (the "Waiver"). Accordingly, as a result of the Water Street Purchase Agreement, as amended by the Waiver, Water Street had the right to tender into the Offer (i) 960,577 shares of Common Stock plus (ii) 2,857,142 shares of Common Stock minus that number of shares of Common Stock tendered and not withdrawn immediately prior to the expiration of the Offer (without giving effect to the number of shares of Common Stock tendered by Water Street other than the 960,577 shares described in clause (i) above).

                   The foregoing description of the Waiver is subject to and qualified in its entirety by reference to the Waiver, a copy of which is included as an exhibit to this Amendment No. 7 and is incorporated herein by reference.

                   On August 12, 1997, the Company consummated the Offer and purchased 2,857,142 shares of Common Stock at a price of $38.50 per share. As result thereof, the Company's Rescission right has terminated in respect of the 2,805,194 shares of Common Stock acquired by the Company from Water Street on July 10, 1997 pursuant to the Water Street Purchase Agreement (the "Water Street Sale"). In addition, pursuant to the Water Street Purchase Agreement, immediately prior to the Company's acceptance for payment of shares tendered in the Offer, Water Street confirmed that it did not intend, at such time, to sell, transfer, assign, pledge, distribute or otherwise dispose of any Common Stock beneficially owned by it, other than pursuant to the Offer and the Water Street Sale.



         ______________________________

         * Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.





































                               PAGE 5 OF 9 PAGES







         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                   Item 5 is hereby amended and restated as follows:

                   (a) As of the date hereof, Water Street benefi-cially owns an aggregate of 1,847,878 shares of Common Stock, including 64,000 shares of Common Stock issuable upon the exercise of options (32,000 shares at an exercise price of $17 per share and 32,000 shares at an exercise price of $30 per share). Such options were issued pursuant to the Com-pany's nonemployee director stock incentive plan. Based upon the foregoing, Water Street beneficially owns approximately 47.2% of the Common Stock reported by the Company to be out-standing as of July 3, 1997 (as disclosed in the Company's Tender Offer Statement), less (i) the shares of Common Stock repurchased by the Company pursuant to the Water Street Pur-chase Agreement, (ii) the number of shares of Common Stock which, according to the Company's Tender Offer Statement, the Company repurchased from Robert L. Smialek, Chairman of the Board and President of the Company (the "Smialek Purchase") and (iii) the 2,857,142 shares of Common Stock purchased by the Company in the Offer.

                   As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 1,847,878 shares of Common Stock, including the 64,000 shares of Common Stock issuable upon the exercise of options, owned by Water Street, representing in the aggregate approximately 47.2% of the outstanding Common Stock. Each of GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Common Stock held by Water Street to the extent the partnership interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

                   (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through fourth pages of this filing. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

                   (c) Water Street tendered 1,213,422 shares of Common Stock in connection with the Offer. Pursuant to the Offer, the Company accepted for purchase from Water Street such 1,213,422 shares of Common Stock at $38.50 per share, for an aggregate purchase price to Water Street of $46,716,747.

                   As a result of the consummation of the Offer by the Company, the Company's Rescission right has terminated in respect of the 2,805,194 shares of Common Stock acquired by the Company from Water Street on July 10, 1997 pursuant to the Water Street Purchase Agreement. In connection there-with, Water Street is paying to the Company, in accordance with the terms of the Water Street Purchase Agreement, all interest actually earned on the proceeds of the Water Street Sale.

                   (d) No other person is known by Water Street, Goldman Sachs or GS Group to have the right to receive or the power to direct the receipt of dividends from, or the pro-ceeds from the sale of, any shares of Common Stock benefi-cially owned by Water Street, Goldman Sachs or GS Group, or by any of the persons listed on Schedule I hereto.

                   (e)  Not applicable.









































                               PAGE 6 OF 9 PAGES







         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELA-TIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Item 6 is amended as follows:

                   As discussed in Item 4, on August 11, 1997, the Company, by letter to Water Street, agreed to the Waiver.

                   As discussed in Item 5, as a result of the consum-mation of the Offer by the Company, the Company's Rescission right has terminated in respect of the 2,805,194 shares of Common Stock acquired by the Company from Water Street on July 10, 1997 pursuant to the Water Street Purchase Agree-ment. In connection therewith, Water Street is paying to the Company, in accordance with the terms of the Water Street Purchase Agreement, all interest actually earned on the pro-ceeds of the Water Street Sale. In addition, pursuant to the Water Street Purchase Agreement, immediately prior to the Company's acceptance for payment of shares tendered in the Offer, Water Street confirmed that it did not intend, at such time, to sell, transfer, assign, pledge, distribute or other-wise dispose of any Common Stock beneficially owned by it, other than pursuant to the Offer and the Water Street Sale.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   Item 7 is hereby amended and supplemented by adding thereto the following:

                   (10)  Waiver, dated August 11, 1997.





















                               PAGE 7 OF 9 PAGES







                                   SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  WATER STREET CORPORATE RECOVERY
                                  FUND I, L.P.

                                  By:  Goldman, Sachs & Co.,
                                         its General Partner


                                       By:  /s/ Richard A. Friedman
                                            __________________________
                                            Name:  Richard A. Friedman
                                            Title:  Managing Director


                                  GOLDMAN, SACHS & CO.

                                  By:  /s/ Richard A. Friedman
                                       __________________________
                                       Name:  Richard A. Friedman
                                       Title:  Managing Director


                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By:  The Goldman Sachs Corporation,
                                         its general partner


                                       By:  /s/ Richard A. Friedman
                                            __________________________
                                            Name:  Richard A. Friedman
                                            Title:  Executive Vice
                                                      President

         Dated:  August 14, 1997










                               PAGE 8 OF 9 PAGES







                                INDEX TO EXHIBITS




         Exhibit No.        Exhibit                               Page

         (10)               Waiver, dated August 11, 1997.











































                                PAGE 9 OF 9 PAGES